April 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended, notice is hereby provided that as disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the Securities and Exchange Commission on April 28, 2021, China Telecom Corporation Limited, as of that date of such Annual Report, was not aware of any activity, transaction or dealing by it or any of its affiliates in 2020 that requires disclosure in such Annual Report under Section 13(r) of the Exchange Act, as amended.

Respectfully submitted,

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Zhu Min
Name:	Zhu Min
Title:	Executive Director, Executive Vice President and Chief Financial Officer